AMENDMENT

SO 6/27/03

6/20/03 KQ 6/27

SEC  COMMISSION

49

03053462

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advisors Unlimited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slater Nakamura + Co LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SO

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ADVISORS UNLIMITED

Statement of Changes in Ownership Equity
December 31, 2002

Beginning Balance	January 1, 2001	$ 31,664
Net (loss)		(12,480)
Ending Balance	December 31, 2002	$ 19,184

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2002

	Per Audit	Per Report	Difference
Total ownership equity qualified for net capital	$ 19,184	$ 17,514	$ 1,670
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(21,428)	(10,032)	(11,396)
Net capital before haircuts on securities positions	(2,244)	7,482	(9,726)
Haircuts on securities	-	-	-
Net capital	$ (2,244)	$ 7,482	$ (9,726)

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which wei not reflected in the Focus Report at the time of preparation.

The difference in Nonallowable assets from the statement of financial condition reflects the proper inclusion of all nonallowable assets according to the NASD Manual. The Focus Report had not included all nonallowable assets.

SLATER, NAKAMURA & CO, LLP
Certified Public Accountants

May 15, 2003

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the years ended December 30, 2002 and 2001, on which we have issued our report dated February 7, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, NASD, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Slater, Nakamura & Co

SLATER, NAKAMURA & CO
Certified Public Accountants

Baltej Pavillion, Suite 316, 415 Chalan San Antonio, Tamuning, Guam 96913
Tel: (671) 649-3807/00 · Fax: (671) 649-3890
E-Mail: swa@guamcell.net

SLATER, NAKAMURA & CO, LLP
Certified Public Accountants

June 10, 2003

Ms. Han T. Nguyen, Supervisor
NASD
Los Angeles District Office
300 South Grand Ave., Ste. 1600
Los Angeles, CA 90071-3126

Dear Han,

It was a pleasure meeting you during your visit to Advisors Unlimited. Thank you for your insight into the NASD and its role.

In answer to your letter of May 6th, the following enclosures address items A, B, & C.

We will be sure to include items A & B as supplemental schedules within future audited financial statements, as well as address any internal control or management issues as noted in item C.

Please let us know if there are further queries. Feel free to email me at any time too.

Sincerely,



Keith T. Nakamura, CPA
Partner

Cc: Florence Martinez, Advisors Unlimited

Dhonson Plaza, Suite B, 790 South Marine Drive, Tamuning, Guam 96913
Tel: (671) 649-3807/00 · Fax: (671) 649-3890
E-Mail: swa@guamcell.net